

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2013

<u>Via E-mail</u>
Mr. Brent M. Davies
Chief Financial Officer
America East Resources, Inc.
57 West 200 South
Suite 400
Salt Lake City, UT 84101

> **Re:** **America West Resources, Inc.**
> **Form 8-K**
> **Filed February 7, 2013**
> **File No. 000-19620**

Dear Mr. Davies:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

1. Please amend your Form 8-K to revise and include all of the applicable disclosures required by Item 304(a) of Regulation S-K. In doing so, please revise to disclose the following:

   - State whether the accountant's report on the financial statements for the past year contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles, including as a going concern, and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. See Item 304(a)(1)(ii) of Regulation S-K;

   - State whether the accountant's resignation was approved by the audit committee or board of directors in accordance with Item 304(a)(1)(iii) of Regulation S-;

- And state whether during the registrant's most recent fiscal year and any subsequent interim period preceding the resignation, there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. See Item 304(a)(1)(iv) of Regulation S-K. If there were any such agreements provide the disclosures required by (A) through (C) of Item 304(a)(1)(iv).

2.   We note that you have not filed the Form 10-Q for the fiscal period end September 30, 2012 nor filed a Form 12b-25 explaining the reasons for not filing these reports. Please tell us why you have not filed either report and when you reasonably expect to file the reports on EDGAR. Tell us how you considered the inability to file these reports and the disclosure requirements in Item 304 of Regulation S-K in your Item 4.01 Form 8-K.

3.   Please amend to file a letter from your former accountant addressed to the Commission stating whether it agrees with the statements made by you in response to Item 304(a) and, if not, stating the respect to which it does not agree. See Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining